UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Vodafone Group plc
(Name of Issuer)

Ordinary Shares of 20 20/21 US cents each
(Title of Class of Securities)

BH4HKS3
(SEDOL Number)

July 2, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEDOL No. BH4HKS3
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Global Ltd. 98-1750381
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,335,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,335,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12		TYPE OF REPORTING PERSON (See Instructions) CO

SEDOL No. BH4HKS3
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Global Europe Holding BV 98-0650035
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,335,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,335,000,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.    (a) Name of Issuer:
Vodafone Group plc
(b) Address of Issuer’s Principal Executive Offices:
Vodafone House, The Connection,
Newbury, Berkshire RG14 2FN, England
Item 2.    (a) Name of Person Filing:
Liberty Global Ltd. (“LG”)

Liberty Global Europe Holding BV (“LGEH”)
(b) Address of Principal Business Office:
For LG:
1550 Wewatta St., Suite 1000
Denver, CO 80232
For LGEH:
Boeing Avenue 53
1119 PE Schiphol Rijk
The Netherlands
(c) Citizenship:
See Item 4 on cover page(s) hereto.
(d) Title of Class of Securities:
Ordinary Shares of 20 20/21 US cents each:
(e) SEDOL No.:
BHBXMC2
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4. Ownership:
(a) Amount beneficially owned: Please refer to Item 9 on each cover sheet for each filing person.
(b) Percent of class: Please refer to Item 11 on each cover sheet for each filing person.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: Please refer to Item 5 on each cover sheet for each filing person.
(ii) Shared power to vote or to direct the vote: Please refer to Item 6 on each cover sheet for each filing person.

(iii) Sole power to dispose or to direct the disposition of: Please refer to Item 7 on each cover sheet for each filing person.
(iv) Shared power to dispose or to direct the disposition of: Please refer to Item 8 on each cover sheet for each filing person.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 10, 2024

LIBERTY GLOBAL LTD.
By: /s/ Bryan H. Hall
Name: Bryan H. Hall
Title: Executive Vice President, General Counsel and Secretary